Filed Pursuant to Rule 253(g)(2)

File No. 024-11864

SUPPLEMENT NO. 4 DATED March 28, 2023

OFFERING CIRCULAR DATED May 10, 2022

Ally Robotics, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular dated May 10, 2022 (the “Offering Circular”) of Ally Robotics, Inc. (the “Company”). The Offering Circular is available HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to announce the Company’s intention to terminate the offering described in the Offering Circular on April 27, 2023, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after April 27, 2023 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.